NICHOLAS B. VENTURA

450 North Oakhurst Drive #204
Beverly Hills, CA 90210

12th March 2018
Mr. Raj Beri
Via e-mail: raj@europa.net.au

Dear Raj,

This letter follows discussions with Nicholas B. Ventura, a natural person **("NICK")** regarding Elegance Spirits, Inc., located at 8500 Wilshire Blvd, suite 700B, Beverly Hills CA 90211 **("Elegance" or the "Company")** and its plans to pursue a capital raise of up to USD$50,000,000 via a U.S. Regulation A+ offering **(the "Offering")**.

We understand the Company is undertaking the Offering with a view towards deploying capital for growth within the U.S.

We believe Elegance Vodka is an iconic, global, luxury lifestyle brand that brings people together in celebration. NICK is pleased to submit the below proposal to act as introducer to various commercial relationships and service provider to Elegance.

1. Mandate Terms

NICK will assist with providing relevant introductions in the media and entertainment space, and also provide working services as required to the Elegance team, including:

- Assisting with relevant introductions to media personalities for potential endorsement discussions with Elegance;
- Assisting with relevant introductions to the entertainment space for potential licensing, partnership and joint venture deals with Elegance;
- Providing working services to Elegance including but not limited to assisting with the media component of the strategy, such as photo shoots and events.

2. Professional Fees

Shares

The Company will issue to NICK 25,000 shares on issue in the Company as at the date of this mandate letter.

Yours sincerely,

Nicholas B. Ventura

I have read and agree to the above terms for and on behalf of the Company:

Raj Beri
Founder & CEO

A. B.

Date: 12-Mar-2018

(RV)

Witness Signature

Witness Name: Ram Venkat

Address: 10A/21 Thornton St, Darling Point NSW, 2027, Australia

Date: 12-Mar-2018

AD